Exhibit (a)(12)

FOR IMMEDIATE RELEASE	NEWS

Discount Investment Corporation Commences
Additional Offer Period for Koor Tender Offer

Tel Aviv, Israel, September 29, 2006 – Discount Investment Corporation Ltd. (TASE: DISI) announced today that all of the conditions have been satisfied for its previously-announced tender offer to purchase up to 890,000 ordinary shares (including ordinary shares represented by American Depositary Shares (“ADSs”), each of which represents 0.20 of an ordinary share) of Koor Industries Ltd. (NYSE & TASE: KOR) at NIS 241.0 per share, net to the seller in cash, less any required withholding taxes and without interest. According to a count by the depositaries for the offer, as of 10:00 a.m., New York time, or 5:00 p.m., Israel time, on September 28, 2006, there were (1) 6,753,278.87 Koor shares validly tendered and not properly withdrawn, representing approximately 41% of Koor’s outstanding shares and voting power and (2) 23,746.20 Koor shares represented by notices of objection to the offer.

Accordingly, as required by Israeli law and as contemplated in the Offer Document relating to the tender offer, shareholders may tender their shares and ADSs during an additional period which will end at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Tuesday, October 3, 2006. Shareholders will have no withdrawal rights during this additional period.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Hebrew language Offer Document, as amended, an English translation of which, including ancillary documents and amendment thereto, was previously filed with the U.S. Securities and Exchange Commission (SEC) as an exhibit to the Tender Offer Notification Form on Form CB. American Stock Transfer & Trust Company is the U.S. Tender Agent for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares (including ordinary shares represented by ADSs) of Koor. The tender offer that is described in this press release is only made through the Offer Document and related tender offer documents. All shareholders of Koor should read the tender offer materials, which were filed by Discount Investment, and the position of Koor’s Board of Directors with respect to the tender offer, which was filed by Koor with the SEC and the Israeli Securities Authority (“ISA”). Shareholders of Koor should read the tender offer materials and the position of Koor’s Board of Directors, because they contain important information about the tender offer.

The offer is being conducted simultaneously in the United States and Israel pursuant to the Israeli Securities Law. In this respect, you should be aware that the requirements under the Israeli Securities Law with respect to tender offers are different from those of the laws of the United States.

The tender offer materials, the position of Koor’s Board of Directors, and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

About Discount Investment Corporation Ltd.: Discount Investment is an Israeli holding company founded in 1961, whose shares are listed on the Tel Aviv Stock Exchange under the symbol “DISI.” Discount Investment holds investments in companies, predominantly companies located in Israel or that are Israel-related, operating mainly in the fields of advanced technology, communications, industry, real estate and commerce.

Discount Investment Contact:
Oren Lieder, Senior Vice President and Chief Financial Officer
Tel: 972-3-607-5888
Email: oren.lieder@dic.co.il